EXHIBIT 99.1

TRX Gold Orders Additional Ball Mill for Buckreef Gold

Expanded Milling Capacity to Further Increase Gold Production

TORONTO, March 06, 2023 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TNX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce that a 1,000 tonne per day (“tpd”) capacity ball mill has been ordered for the Company’s Buckreef Gold Project. As previously disclosed in the Company’s January 16th press release, TRX Gold is committed to a short-term objective of increasing Buckreef Gold’s current average annual throughput of oxide ore by 75-100%, through the addition of this new mill.

Informational highlights:

  The 1,000 tpd mill has been ordered from CSI Energy Group (Tanzania) in partnership with Solo Resources Pty in South Africa, an equipment and services sector expert with over 30 years of experience in the sale, design, installation and commissioning of metallurgical processing equipment for various applications.
  The mill will have dimensions of 3,200 mm diameter by 4,500 mm equivalent grinding length and a 630 kW drive motor. The ball mill is the long-lead critical item and is scheduled to be shipped within 60 days, ex-works. Orders are in the final stages for several other major items of equipment including the crushing circuit upgrade equipment (apron feeder, vibrating grizzly and double deck screen), additional CIL inter-tank screens, and CIL agitators. Three more CIL leach tanks, with 400 m3 nominal capacity each, will be constructed on site to maintain the retention time above 24 hours.
  The mill expansion will occur simultaneously with the upgrade of the existing power supply, from the current 2.5 MVA to 5.0 MVA, through the addition of a second 2.5 MVA transformer on the national grid. TRX Gold remains committed to sustainable practices and is pleased that it will be able to rely on additional capacity from the national power grid, which is mainly powered by clean hydroelectricity.

The near doubling of milling capacity is expected to enable Buckreef Gold to increase gold production beyond current annual guidance of 20,000-25,000 ounces of gold. TRX Gold expects the commissioning of this project to occur early fiscal 2024, therefore benefiting gold production in the near-term. The Company will provide its annual gold production guidance for F2024 at a later date.

This is one of many growth projects that TRX Gold has outlined for F2023, in line with its business strategy of reinvesting cash flow from operations into value-accretive activities to create shareholder value.

Stephen Mullowney, TRX Gold Chief Executive Officer states, “We are very pleased to be making today’s announcement as we continue to prove to the market that we deliver on our objectives. A nod goes to our engineering consultants and construction and operations teams who built the current 1,000+ tpd mill, using larger tanks and agitators, with the optionality and foresight of creating an opportunity for this short-term expansion. Once this project is delivered, it will be our third mill expansion at Buckreef Gold; phenomenal growth for a junior gold mining company within a 24-month period.”

Figure 1: 1,000+ tpd Processing Plant at Buckreef Gold, showing new CIL tanks and conveyor feed to the new ball mills (Q1 2023)

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold and an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

Investors

Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the purchase, instillation and operation of the additional ball mill within the projected timeframe, the operation of the proposed ball mill at projected capacity, the anticipated average annual throughput of oxide ore, estimation of mineral resources and gold production, and ability to develop value creating activities.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the Securities and Exchange Commission (“SEC”) and Canadian Securities Administrators. You can review and obtain copies of these filings from the SEC's website at www.sec.gov and the Company’s profile on www.sedar.com.

Investors are advised that the terms mineral resource and mineral reserve estimates disclosed in this press release have been calculated pursuant to Canadian standards which may differ from SEC reporting standards.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

The TSX and NYSE America have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/ea3b6165-6f62-4f3a-9e0a-e79de2dcf33f